Exhibit 99.2 Dear Shareholders, We are very proud of the profitable growth that we delivered in 2024 and we are excited about the opportunities that the AI revolution presents to Similarweb. Total revenue in 2024 increased by 15% (YoY) accelerating from 13% in 2023, reflecting the strong demand for our Digital Data. Our customer base increased by 17% YoY to 5,534 ARR customers and our remaining performance obligations (RPO) increased by 26% YoY, faster than revenue growth. Our commitment to disciplined execution as growth accelerated contributed to our first full fiscal year of non-GAAP operating profit and free cash flow and delivered a “Rule of 26” performance for the full year. Total revenue for fiscal year 2024 was $249.9 million, an increase of 15% compared to $218.0 million the prior year. This record top-line achievement reflects the value of our comprehensive and proprietary Digital Data that is trusted by our customers to generate actionable insights that empower them to make critical decisions and win their markets. Our overall dollar-based net retention rate (NRR) is 101% and NRR for customers that generate over $100,000 in ARR increased to 112% reflecting our efforts in retaining and growing our business across our diverse customer base. The AI revolution presents a significant opportunity for Similarweb’s Digital Data with multiple new use cases, some of which we have discussed previously. To capitalize on this substantial growth opportunity, we have decided to ramp up our investments in R&D and our GTM teams. We remain committed to profitable growth and our long term model. Our conviction that we are still only starting to realize the significant potential of our data and the markets that we serve, is stronger than ever. Our Business Performance Total revenue for Q4-24 was $65.6 million, an increase of 16% compared to $56.8 million for the fourth quarter of 2023 (Q4-23), at the top end of our estimate range. The 16% revenue growth in the quarter follows 18% and 13% YoY growth in Q3-24 and Q2-24 respectively. 1 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 We continue to see strong demand at the top-of-funnel from companies of all sizes who appreciate the criticality of Similarweb Digital Data for their business. The graph above illustrates the revenue growth that reflects both the solid demand for our data and solutions and the successful implementation of our GTM strategy. Our customer base is composed of customers of all sizes, including many of the largest global brands. We analyze our growth metrics for the overall business as well as for those customers who generate more than $100,000 in ARR. The ARR from this important customer segment grew 19% as compared to Q4-2023 and represents 61% of our total ARR as of December 31, 2024. 2 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 The number of customers who generate more than $100,000 in ARR grew from 365, as of December 31, 2023, to 405, as of December 31, 2024, representing an increase of 11% YoY. As this customer cohort grew, the average annual revenue per customer increased as well to approximately $376,000, representing a 7% increase as compared to Q4-23. The increase in the average annual revenue per customer was driven by further product adoption and expansion in the customer base. While our largest customers continue to grow, we are encouraged by the velocity of the growth in overall new customers as well. Our overall ARR customer base increased to 5,534 accounts, as of December 31, 2024, representing a 17% increase year-over-year and continues to grow faster than revenues, which we believe is a good indication of the demand and the potential of our data and solutions. The average annual revenue per customer, for the overall customer base, was approximately $48,400, slightly lower than Q4-23. This metric reflects the strong growth in customers additions. We plan to work with these customers to demonstrate the value we can generate for them and expect annual revenue of this customer cohort to increase over time, as we have experienced previously. 3 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 In Q4-24, we achieved an overall NRR of 101% and an NRR of 112% for our $100,000+ ARR customers. As noted above, the increase in the NRR for our $100,000+ ARR customers was driven by further product adoption and expansion in the customer base. Similarweb Digital Data has become more important to our customers’ decision processes at all levels of their organizations and this has been an important driver of the growth in multi-year contracts that today account for approximately 49% of our ARR up from 33% three years ago. 4 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 The increase in longer term subscription commitments is beneficial for both our customers and Similarweb. Our customers benefit by securing access to our digital data. We benefit from increased predictability and durability of our ARR. Our Account Managers and Customer Success teams can allocate more time to understanding the requirements of our customers and improving the utility they derive from our data by increasing product adoption with other teams and expanding to more Similarweb products and solutions, instead of dealing with renewal processes. Our Unique Digital Data At our core, we are a data company. Our unique data asset, Similarweb Digital Data, provides the foundation for our solutions and consists of our proprietary estimations of the performance of companies, markets, products, consumer behavior, and trends in the digital world. Our world-class team of more than 300 data scientists, engineers, developers, and analysts gathers billions of unrefined data points amounting to close to one percent of online transactions and interactions and then transforms them into a comprehensive view of the internet across the web, mobile web, and apps. Our customers rely on our mission-critical offerings to power data-driven growth decisions that they make in their businesses, to devise strategy, acquire customers, and increase monetization. We invest continuously in our technology and analytics to expand and enhance our data and deliver the most comprehensive and valuable understanding of the ever-changing 5 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 digital landscape to empower our customers with the knowledge and tools to compete successfully in a rapidly evolving digital world. Monetizing our Digital Data We deliver our Digital Data in three distinct and impactful ways. Our robust software platform consisting of our five productized solutions including Similarweb Web Intelligence, Similarweb App Intelligence, Similarweb Shopper Intelligence, Similarweb Sales Intelligence and Similarweb Stock Intelligence, empowers business teams and leaders to drive better strategic and operational decisions to grow and win their markets. Second, we also enable customers to seamlessly integrate our Digital Data through API into enterprise workflows, processes and systems to facilitate data powered decisions at scale. Finally, as the demand for differentiated digital data increases, more and more of our customers are amplifying the value of their own offerings by embedding our data into their products and services. Over the past year, we have experienced growth in demand for our Digital Data in each of these delivery methods from our customers. We are excited by the opportunities to integrate Similarweb Digital Data into our customer models to develop their own products to support a range of use cases. For example, some of our investor customers integrate our data into their quant models to improve forecasting and a number of big tech customers are training their LLMs with our data. 6 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 We are encouraged by the momentum that we continued to see in Q4-24 with two new customer relationships, both of whom are global leaders in the financial sector. In December, we announced that S&P Global, a leader in credit scoring and risk management analytics, began to integrate Similarweb’s Digital Data into its credit risk analytics to provide its clients with a more transparent and enhanced understanding of corporate credit risk. And today, we are excited to share that Bloomberg Professional Services has entered into a multi-year agreement to supply Similarweb Digital Data to Bloomberg Terminal subscribers. We believe that these customer integrations highlight the strength and versatility of our proprietary data asset. Similarweb is benefitting from the growing demand for high quality digital data that only a select group of companies can provide and we are proud to be part of this elite cohort. Our Q4-24 financial results demonstrate the growing demand for our data, the significant investments we have made and continue to make to develop the data, as well as our continued focus on disciplined execution. The AI revolution The AI revolution continues to gain pace and we are only starting to understand the potential benefits that it could provide. As a leading supplier of digital data, the AI revolution presents significant opportunities for Similarweb. High quality, comprehensive, actionable and trusted data, like Similarweb’s, is a critical and foundational component for every AI and LLM tech stack. As the demand for new applications and use cases such as Agentic AI rises, we believe that the demand for unique, proprietary data like ours will increase as well. Last quarter, we discussed four distinct opportunities for us to capitalize and monetize the Generative AI opportunity: (1) Embedding AI in Our Solutions, (2) Helping Brands Navigate Shifts in Consumer Behavior, (3) Providing Fresh Data for LLM Training and (4) Streamlining Internal Processes with AI. To capitalize on the GenAI opportunities, we have decided to ramp up our investment in R&D and Go To Market in order to leverage our unique data asset. We plan to increase our investment in Research and Development to enhance our data collection and forecasting in the new GenAI world and to continue to develop additional tools that companies require to compete and win in the new world. We continue to invest 7 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 in our R&D teams and in our data to ensure that we can provide the most useful and appropriate solutions to our customers as the AI revolution evolves and the opportunities it creates crystalize. As we shared previously, we are investing in our GTM teams, upskilling and expanding our salesforce to capture the market opportunities and strong top of the funnel demand for our products and data. Susan Dunn, our Chief Revenue Officer, joined us in 2024 and after mapping the market and identifying the relevant opportunities, she is actively building a team. We believe Similarweb is well-positioned to expand its role in the digital intelligence landscape, creating growth opportunities as AI continues to evolve. Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Revisiting our top line results, in Q4-24 we delivered revenue of $65.6 million, reflecting 16% growth as compared to Q4-23, driven primarily by an increase in the number of customers. The vast majority of our revenue is annual recurring revenue with minimum subscription terms of one year. We continue to increase the number of customers with multi-year subscription terms. As of the end of Q4-24, 49% of our ARR was generated from customers who contracted under multi-year subscription commitments, compared to 42% at the same time last year. We continue to believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions. We expect the growth in revenue from multi-year customers to contribute to improving NRR rates in the future. Our GAAP gross profit totaled $50.3 million and our non-GAAP gross profit totaled $51.3 million in Q4-24, compared to $44.9 million and $46.2 million in Q4-23, respectively. 8 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Non-GAAP gross margin decreased to 78% in Q4-24, versus 81% in Q4-23, mainly attributable to our investment in GenAI as well as new solutions, in line with our strategy. Our GAAP operating expenses increased to $53.8 million and our non-GAAP operating expenses increased to $48.8 million in Q4-24 from $46.0 million and $41.4 million in Q4-23, respectively. On a marginal basis, non-GAAP operating expenses increased and represented 74% of revenue in Q4-24 as compared to 73% of revenue in Q4-23. Specific components of our fourth quarter 2024 operating expenses: Our GAAP research and development investment increased to $15.4 million and our non-GAAP research and development investment increased to $14.0 million in Q4-24, from $13.7 million and $12.2 million in Q4-23, respectively. As a percentage of revenue, non-GAAP research & development expenses decreased to 21% in Q4-24, as compared to 22% in Q4-23. We expect non-GAAP research & development expenses to increase in absolute dollars as we continue to invest in our data moat and innovation and expand our R&D team, as discussed above. GAAP sales and marketing expenses increased to $27.6 million and non-GAAP sales and marketing expenses increased to $25.6 million in Q4-24, from $21.8 million and $20.4 million in Q4-23, respectively, driven primarily by our ongoing efforts to align our resources with our growth trajectory. As a percentage of revenue, non-GAAP sales & marketing expense increased to 39% in Q4-24, as compared to 36% in Q4-23. An operating tenet in our model is that our sales and marketing costs are divided with approximately 45% to 50% attributable to new customer acquisition (land), and the remaining 50% to 55% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. As of Q4-24, the average payback is ranging between 21 and 22 months, primarily due to long sales cycles over the last year. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC such that we are generating a 58%-62% contribution margin on our recurring customer base which contributes meaningfully to our growth efficiency. We intend to continue to invest in customer acquisition to support future growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. 9 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 GAAP general and administrative costs increased to $10.9 million from $10.4 million in Q4-23, and our non-GAAP general and administrative costs slightly increased to $9.1 million in Q4-24 from $8.8 million in Q4-23. As a percentage of revenue, non-GAAP general & administrative expenses decreased to 14% in Q4-24, an improvement of 1 percentage point compared to Q4-23. Looking at our bottom line, the Q4-24 GAAP operating loss was ($3.6) million or (5.4%) of revenue, compared to ($1.1) million or (1.9%) of revenue for the fourth quarter of 2023. Q4-24 non-GAAP operating profit was $2.6 million or 3.9% of revenue, compared to a non-GAAP operating profit of $4.7 million or 8.4% of revenue for the fourth quarter of 2023, and exceeded our forecast. This is our sixth consecutive quarter in which we produced an operating profit on a non-GAAP basis. Our dedication to achieving profitable growth over the last year yielded significant operating efficiencies across the business, which drove an operating margin improvement of 8 percentage points in fiscal year 2024 compared to full year 2023. * non-GAAP We believe that a strong indication of future performance is our deferred revenue, which was $109.4 million at the end of Q4-24, compared to $100.8 million at the same time last year. Our Remaining Performance Obligations (RPO) totaled $246.0 million at the end of Q4-24, up 26% YoY from $195.2 million at the end of Q4-23. We expect to recognize approximately 69% of total Q4-24 RPO as revenue over the next 12 months. 10 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 We ended the fourth quarter with $63.9 million in cash and cash equivalents and no outstanding debt. Net cash generated from operating activities was $3.4 million in Q4-24, compared to $3.7 million in Q4-23. Normalized free cash flow was $2.7 million in Q4-24, compared to $3.5 million in Q4-23. Importantly, Q4-24 is the fifth consecutive quarter of positive free cash flow and 2024 is our first full financial year of positive free cash flow, which we aim to sustain going forward. As a result, we delivered a “Rule of 26” performance for fiscal year 2024, a significant improvement as compared to the prior two years. Our Business Outlook For the full year of 2025, we expect total revenue in the range of $285.0 million to $288.0 million, representing approximately 15% YoY growth at the midpoint of the range. In the first quarter of 2025 (Q1-25), we expect total revenue in the range of $66.0 million to $66.5 million, representing approximately 12% YoY growth at the midpoint of the range. For the full year of 2025, we expect non-GAAP operating profit to be between $1.0 million and $4.0 million. We expect non-GAAP operating loss for Q1-25 to be in the range of ($1.5) million to ($1.0) million. Our guidance reflects an increase in operating expenses, primarily related to increased headcount, in which we intend to invest to further accelerate our revenue growth and to capitalize on the large market opportunity that we believe is before us. 11 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Our Focus on Profitable Growth At the beginning of 2024, we shared with you our four strategic objectives for the year and are pleased at the progress that we made during 2024: (1) To land more new strategic accounts and to retain and expand our current strategic accounts. We are pleased with the continued growth of our $100,000 customer cohort, which increased by 11% in 2024 to 405 customers and now comprises 61% of our ARR. The average annual revenue per customer of this customer cohort increased by 7% YoY. (2) To increase net retention across our existing customers. We are encouraged with the increase in NRR rates during the year. NRR was 101% in Q4-24 up from 98% in Q4-23 and NRR for our $100,000+ ARR customers increased to 112% from 107% in Q4-23. We plan to continue to invest in our customers’ success to drive further improvement. (3) To innovate across our product line. We are proud of our product and data innovation in 2024, including the launch of SAM in Q1-24 and the new data version in Q3-24. The acquisitions of Admetricks and 42matters will expand our solutions in both Ad Intelligence and App Intelligence, and the investment in our distinct data asset is driving more integrations like S&P Global and Bloomberg. (4) To operate efficiently. We are proud of the substantial improvement in our profit margins and free cash flow that were achieved together with accelerating revenue growth. As we turn our attention to 2025 we intend to increase our investment to capitalize on the significant market opportunities while remaining focused on generating profitable growth on an annual basis. First, we will expand our investment to enhance our Digital Data to provide our customers with the tools and capabilities to compete and win in the rapidly evolving digital world. This investment includes the GenAI opportunities that we discussed previously. 12 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Second, we seek to expand our GTM teams and land additional enterprise customers as we continue to expand the existing enterprise customer base. We will continue to invest in attracting new customers with our competitively priced packages, as these customers represent a growth engine for the future as well. We will continue to invest in our customer success team members to ensure that our new and existing customers have all the tools and resources to extract the significant value our Digital Data provides. Lastly, we will continue to operate efficiently. We expect to deliver a return on our increased investments in R&D and GTM over time. We are very proud to have been a profitable and cash generative company in 2024, and while we expect some variability in our quarterly margins over 2025, we believe that our culture of disciplined execution will continue to create opportunities for us to perform well in the future. We remain focused on working to become a “Rule of 40” company on an annual basis over time. As we shared with you in the past, global macroeconomic conditions may continue to present some challenges for our business and for our customers, but we believe that much of our strategic objectives to capture positive trends and improve our execution are within our control. The 2024 annual results demonstrate our commitment to disciplined execution that continues to enable us to generate revenue growth and increase our customer base efficiently and profitably. We continue to make significant progress towards our long term profit and free cash flow margin targets and look forward to sharing our progress with you. As we like to say, we are still “just getting started”. Thank you for your continued support as a shareholder. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 13 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 14 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 15 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 16 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 17 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 18 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 19 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating (loss) profit 20 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 21 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of net cash (used in) provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the fourth quarter and full year of 2024 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, and our acquisitions and our offerings, our customers’ continued investment in digital transformation and reliance on digital intelligence and the size of, and our ability to capitalize on, our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our 22 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations and potential hostilities with Iran or Lebanon on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 28, 2024, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter, November 12, 2024. Except as required by law, we undertake no duty to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 23 Similarweb Q4 2024 Shareholder Letter

Exhibit 99.2 Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAPand should not be considered a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses represents the comparable GAAP financial figures, less share-based compensation, adjustments, and payments related to business combinations, amortization of intangible assets, and certain other non-recurring items, as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year, expressed as a percentage. 24 Similarweb Q4 2024 Shareholder Letter